Exhibit 6.3

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is dated as of September 1, 2025 (the “Effective Date”) by and between Ryan Deal (the “Executive”) and FullPAC, Inc., a Nevada corporation (the “Company”). The Company and the Executive shall be referred to herein as the “Parties.”

RECITALS

WHEREAS, the Company desires to employ the Executive as its General Counsel and Secretary, and the Executive desires to be employed by the Company as its General Counsel and Secretary;

WHEREAS, the Company and the Executive desire to set forth in writing the terms and conditions of their agreement and understandings with respect to the employment of the Executive as its General Counsel and Secretary; and

WHEREAS, the Company hereby employs the Executive, and the Executive hereby accepts employment with the Company for the period and upon the terms and conditions contained in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I.

SERVICES TO BE PROVIDED BY EXECUTIVE

A. Position and Responsibilities. The Executive shall be employed and serve as the General Counsel and Secretary of the Company. The Executive shall report directly to the Chief Executive Officer of the Company (the “CEO”). The Executive shall have such duties and responsibilities commensurate with the Executive’s title.

B. Performance. During the Executive’s employment with the Company, the Executive shall use the Executive’s best efforts in the performance of the Executive’s duties hereunder in a manner that will faithfully and diligently further the business and interests of the Company, and shall exercise reasonable best efforts to perform the Executive’s duties in a diligent, trustworthy, good faith and business-like manner, all for the purpose of advancing the business of the Company. The Executive shall at all times act in a manner consistent with the Executive’s position.

C. Restrictive Covenants. The Executive’s employment is conditioned on the execution of and compliance with the Confidentiality and Restrictive Covenant Agreement attached hereto as Exhibit A, which the Executive must sign on or before the Executive’s first day of employment.

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ARTICLE II.

COMPENSATION FOR SERVICES

As compensation for all services the Executive will perform under this Agreement, the Company will pay the Executive, and the Executive shall accept as full compensation, the following:

A. Base Salary. During employment, the Company shall pay the Executive an annual salary of $160,000 (the “Base Salary”), less applicable payroll deductions and tax withholdings for all services rendered by the Executive under this Agreement. Notwithstanding the foregoing, during employment, upon a public listing of the common stock of the Company on a public stock exchange such as NYSE, NASDAQ, or OTCQX or on a quotation service such as OTCQB (a “Public Listing”), the Base Salary shall automatically increase to an annual salary of $220,000, less applicable payroll deductions and tax withholdings. The Company shall pay the Base Salary in accordance with the normal payroll policies of the Company.

B. Discretionary Performance Bonus. For each calendar year or portion thereof during employment, the Executive shall be eligible for a discretionary performance bonus (the “Bonus”), less applicable payroll deductions and tax withholdings, which shall be based upon the achievement of certain performance goals as established by the Company, in its sole discretion, for each such year. Any Bonus shall be paid in the calendar year immediately following the calendar year in which any such bonus was earned at the time such bonuses are ordinarily paid by the Company but no later than March 15th. The Executive must be employed by the Company on the payment date to receive any Bonus. The awarding of bonuses, if any, shall be determined reasonably and in good faith by the Company.

C. Expenses. The Company agrees that, during the Executive’s employment, it will reimburse the Executive for out-of-pocket expenses reasonably incurred in connection with the Executive’s performance of the Executive’s services hereunder, including, but not limited to, required travel for business purposes upon the presentation by the Executive of an itemized accounting of such expenditures, with supporting receipts in compliance with the Company’s expense reimbursement policies. Reimbursement shall be in compliance with the Company’s expense reimbursement policies.

D. Health Benefits.

(i) During employment, the Company will pay the Executive an annual health and wellness stipend equal to $2,400 per year ($200 per month), less applicable payroll deductions and tax withholdings, to pay “health and wellness costs” with respect to the Executive and/or the Executive’s family members (the “Stipend”). Such payments shall be made in equal monthly installments. Notwithstanding the foregoing, upon a Public Listing during employment, the Stipend shall automatically increase to $9,600 per year ($800 per month), less applicable payroll deductions and tax withholdings.

(ii) Upon a Public Listing during employment, the Executive will be entitled to participate in the Company’s health plan during the Term that is made generally available, from time to time, to other employees of the Company, on a basis consistent with such participation and subject to the terms of the health plan documents, as such plan may be modified, amended, terminated, or replaced from time to time.

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E. Other Benefits. The Executive is entitled during employment to participate in any 401(k) plan and any other benefit or welfare program or policy that is made generally available, from time to time, to other employees of the Company, including eligibility for awards granted at the discretion of the Board of Directors or its designated committee under the Company’s 2025 Long-Term Incentive Plan. Such participation is subject to the terms of the plan documents, as such plans may be modified, amended, terminated, or replaced from time to time. The Executive will be entitled to paid time off in accordance with the Company’s policies in effect from time to time.

F. Compensation Recovery (Clawback). Notwithstanding any other provision in this Agreement to the contrary, any incentive-based compensation paid to the Executive pursuant to this Agreement or any other agreement or arrangement with the Company shall be subject to recovery by the Company under its Compensation Recovery Policy (the “Clawback Policy”), as it may be amended from time to time. The Executive acknowledges receipt of the Clawback Policy and agrees to be bound by its terms, including the obligation to repay any Erroneously Awarded Compensation as defined and required by the policy.

ARTICLE III.
TERM; TERMINATION

A. Term of Employment. The Company shall employ the Executive and the Executive shall be employed by the Company pursuant to this Agreement commencing on the first day of employment and continuing until such employment is terminated in accordance with this Article III.

B. Termination. Subject to any obligations set forth below, either party may terminate the Executive’s employment at any time upon written notice provided that the Executive will be required to provide the Company at least one (1) month advance written notice of the Executive’s voluntary resignation without Good Reason (as defined below). Upon termination of the Executive’s employment, the Company shall pay the Executive (i) any unpaid Base Salary accrued through the date of termination; and (ii) any unreimbursed expenses properly incurred prior to the date of termination (collectively, the “Accrued Obligations”).

(i) Termination for Cause, Voluntary Resignation, or as a Result of Death or Disability. In the event the Executive voluntarily resigns without Good Reason (as defined below), the Company may, in its sole discretion, shorten the notice period and determine the date of termination without any obligation to pay the Executive any additional compensation other than the Accrued Obligations and without triggering a termination of the Executive’s employment without Cause (as defined below). In the event the Company terminates the Executive’s employment for Cause or the Executive voluntarily resigns without Good Reason, or as a result of the Executive’s Total and Permanent Disability (as defined below) or death, the Company shall have no further liability or obligation to the Executive under this Agreement. The Accrued Obligations shall be payable in a lump sum within the time period required by applicable law, and in no event later than thirty (30) days following termination of employment.

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For purposes of this Agreement, “Cause” shall be limited to termination based on any of the following grounds: (a) fraud, misappropriation, embezzlement or acts of similar dishonesty; (b) conviction of a felony crime; (c) intentional and willful misconduct that subjects the Company to criminal liability; (d) breach of the Executive’s duty of loyalty to the Company or diversion or usurpation of corporate opportunities properly belonging to the Company; (e) material breach of this Agreement and/or any other agreement entered into between the Company and the Executive or any related Company policy; and/or (f) willful and continued failure to satisfactorily perform the duties of Executive’s position.

For purposes of this Agreement, “Total and Permanent Disability” means the Executive is qualified for long-term disability benefits under the Company’s or a subsidiary’s disability plan or insurance policy; or, if no such plan or policy is then in existence or if the Executive is not eligible to participate in such plan or policy, that the Executive, because of a physical or mental condition resulting from bodily injury, disease, or mental disorder, is unable to perform the Executive’s duties of employment for a period of six (6) continuous months, as determined in good faith by the Company, based upon medical reports or other evidence reasonably satisfactory to the Company.

(ii) Termination Without Cause or for Good Reason. In the event the Executive’s employment is terminated by the Company without Cause or by the Executive for Good Reason, the Executive shall receive the following, subject to the execution and timely return by the Executive of a release of claims in the form to be delivered by the Company: (a) the Accrued Obligations, payable in a lump sum within the time period required by applicable law, and in no event later than thirty (30) days following termination of employment; and (b) a lump sum severance payment in an amount equal to twelve (12) months of the Executive’s then-current Base Salary as of the date of termination, less applicable payroll deductions and tax withholdings, payable on the Company’s first regular pay date on or after the thirtieth (30th) day following the Executive’s execution and delivery of the release of claims, which has not been revoked (provided that if the time period for reviewing, executing, and revoking the release of claims begins in one year and ends in a second taxable year, no payments shall commence until the second taxable year). For purposes of this Agreement, “Good Reason” means (a) a material reduction in or failure to pay the Executive’s Base Salary; (b) a material reduction in the Executive’s responsibilities, title or duties without the consent of the Executive; (c) a change in the location of the Executive’s principal place of employment without the consent of the Executive outside of a twenty-five (25) mile radius of the principal place of employment where the Executive is based as of the Effective Date; or (d) the Company’s material breach of this Agreement. For purposes of subsections (a)-(d) of this paragraph, the Executive shall give the Company written notice thereof which shall specify in reasonable detail the circumstances constituting Good Reason. There shall be no Good Reason with respect to any such circumstances if cured by the Company within thirty (30) days after such notice, at which time the Executive may withdraw his notice of termination.

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(iii) Termination Following a Change of Control. In the event that the Executive’s employment is terminated by the Company without Cause or by the Executive for Good Reason, in either case, within twelve (12) months following a Change of Control (as defined below), then, in lieu of the severance payments described in Article III, Section B(ii) above, the Executive shall receive the following, subject to the execution and timely return by the Executive of a release of claims in the form to be delivered by the Company: (a) severance pay in an amount equal to eighteen (18) months of the Executive’s then-current Base Salary as of the date of termination, less applicable payroll deductions and tax withholdings, payable in a lump sum on the Company’s first regular pay date on or after the thirtieth (30th) day following the Executive’s execution and delivery of the release of claims, which has not been revoked (provided that if the time period for reviewing, executing, and revoking the release of claims begins in one year and ends in a second taxable year, no payments shall commence until the second taxable year); (b) all outstanding and unvested equity awards held by the Executive shall immediately become fully vested and, to the extent applicable, exercisable as of the date of termination subject to the terms and conditions of the applicable equity award agreements; and (c) the Accrued Obligations, payable in a lump sum within the time period required by applicable law, and in no event later than thirty (30) days following termination of employment.

For purposes of this Agreement, “Change of Control” means the occurrence of any of the following events: (a) any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becomes the “beneficial owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then-outstanding voting securities; (b) the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets; (c) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or (d) a change in the composition of the Board, as a result of which a majority of the members of the Board are not “Incumbent Directors” (meaning, any individual who is a director of the Company as of the Effective Date and any successor director whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the Incumbent Directors then on the Board).

C. Garden Leave. Following the Executive’s delivery of a notice of voluntary resignation, the Company may, in its sole discretion, require the Executive to remain away from the Company’s premises and cease performing all duties and responsibilities for all or part of the notice period (the “Garden Leave Period”). During the Garden Leave Period, the Executive: (i) shall remain an employee of the Company and will continue to receive Base Salary and benefits; (ii) shall not contact or communicate with any employees, clients, or customers of the Company unless expressly directed to do so by the Company; (iii) shall not commence employment with any other entity; and (iv) must adhere to all duties and obligations to the Company, including the duty of loyalty. The Company’s election to place the Executive on Garden Leave shall not be construed as a termination without Cause by the Company.

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ARTICLE IV.
MISCELLANEOUS PROVISIONS

A. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the state in which the Executive primarily resides and performs services for the Company, without regard to its conflict of laws principles.

B. Mandatory Arbitration of Disputes.

i.	To ensure the rapid and confidential resolution of disputes, the Company and the Employee mutually agree that any and all claims, disputes, or controversies arising out of or relating to this Agreement, the Employee’s employment with the Company, or the termination of that employment (collectively, “Claims”), shall be resolved exclusively by final and binding arbitration. This agreement to arbitrate applies to all Claims, whether based on statute, contract, tort, or common law. By agreeing to arbitration, both Parties knowingly and voluntarily waive their right to a trial by jury.

ii.	This agreement to arbitrate covers all Claims that the Company may have against the Employee or that the Employee may have against the Company and its affiliates, officers, directors, and other employees. Such Claims include, but are not limited to, claims for unpaid wages, wrongful termination, discrimination, harassment, breach of contract, and violation of any federal, state, or local law.

iii.	This agreement does not apply to claims for workers’ compensation benefits, unemployment insurance benefits, or any claim that cannot be subjected to mandatory arbitration as a matter of law. Further, this agreement does not prevent the Employee from filing an administrative charge with a government agency, such as the Equal Employment Opportunity Commission (EEOC) or the National Labor Relations Board (NLRB), although any subsequent private lawsuit arising from such a charge will be subject to this arbitration agreement.

iv.	The arbitration shall be conducted by a single, neutral arbitrator in accordance with the then-current Employment Arbitration Rules and Procedures of JAMS (or another mutually agreed-upon arbitration service). The arbitration shall take place in the county where the Employee primarily performs or performed services for the Company. The Company will bear the costs of the arbitrator’s fees and any other costs unique to arbitration. The arbitrator shall have the authority to grant any remedy or relief that a court of competent jurisdiction could grant. The arbitrator’s decision shall be in writing and will be final and binding on both Parties. Judgment on the award rendered by the arbitrator may be entered in any court having competent jurisdiction.

v.	The Parties agree that any arbitration will be conducted on an individual basis only. The Parties expressly waive their right to bring or participate in any form of class, collective, or representative action. The arbitrator may not consolidate more than one person’s claims and may not otherwise preside over any form of a representative or class proceeding.

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C. Headings. The paragraph headings contained in this Agreement are for convenience only and shall in no way or manner be construed as a part of this Agreement.

D. Severability. In the event that any court of competent jurisdiction holds any provision in this Agreement to be invalid, illegal or unenforceable in any respect, the remaining provisions shall not be affected or invalidated and shall remain in full force and effect.

E. Reformation. In the event any court of competent jurisdiction holds any restriction in this Agreement to be unreasonable and/or unenforceable as written, the court may reform this Agreement to make it enforceable, and this Agreement shall remain in full force and effect as reformed by the court.

F. Entire Agreement. This Agreement constitutes the entire agreement between the Parties, and fully supersedes any and all prior agreements, understanding or representations between the Parties pertaining to or concerning the subject matter of this Agreement, including, without limitation, the Executive’s employment with the Company. No oral statements or prior written material not specifically incorporated in this Agreement shall be of any force and effect, and no changes in or additions to this Agreement shall be recognized, unless incorporated in this Agreement by written amendment, such amendment to become effective on the date stipulated in it. Any amendment to this Agreement must be signed by all parties to this Agreement. The Executive acknowledges and represents that in executing this Agreement, the Executive did not rely, and has not relied, on any communications, promises, statements, inducements, or representation(s), oral or written, by the Company, except as expressly contained in this Agreement. The Parties represent that they relied on their own judgment in entering into this Agreement.

G. Waiver. No waiver of any breach of this Agreement shall be construed to be a waiver as to succeeding breaches. The failure of either party to insist in any one or more instances upon performance of any terms or conditions of this Agreement shall not be construed as a waiver of future performance of any such term, covenant or condition but the obligations of either party with respect thereto shall continue in full force and effect. The breach by one party to this Agreement shall not preclude equitable relief or the obligations hereunder.

H. Modification. The provisions of this Agreement may be amended, modified or waived only with the prior written consent of the Company and the Executive, and no course of conduct or failure or delay in enforcing the provisions of this Agreement shall be construed as a waiver of such provisions or affect the validity, binding effect or enforceability of this Agreement or any provision hereof.

I. Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective heirs, successors and permitted assigns. The Executive may not assign this Agreement to a third party. The Company may assign its rights, together with its obligations hereunder, to any affiliate and/or subsidiary of the Company or any successor thereto or any purchaser of substantially all of the assets of the Company.

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J. Code Section 409A.

(i) To the extent (A) any payments to which the Executive becomes entitled under this Agreement, or any agreement or plan referenced herein, in connection with the Executive’s termination of employment with the Company constitute deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”); (B) the Executive is deemed at the time of the Executive’s separation from service to be a “specified employee” under Section 409A of the Code; and (C) at the time of the Executive’s separation from service the Company is publicly traded (as defined in Section 409A of Code), then such payments (other than any payments permitted by Section 409A of the Code to be paid within six (6) months of the Executive’s separation from service) shall not be made until the earlier of (1) the first day of the seventh month following the Executive’s separation from service or (2) the date of the Executive’s death following such separation from service. Upon the expiration of the applicable deferral period, any payments which would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this Article IV, Section I shall be paid to the Executive or the Executive’s beneficiary in one lump sum, plus interest thereon at the Delayed Payment Interest Rate (as defined below) computed from the date on which each such delayed payment otherwise would have been made to the Executive until the date of payment. For purposes of the foregoing, the “Delayed Payment Interest Rate” shall mean the national average annual rate of interest payable on jumbo six-month bank certificates of deposit, as quoted in the business section of the most recently published Sunday edition of The New York Times preceding the Executive’s separation from service.

(ii) To the extent any benefits provided under Article III, Section B(ii)-(iii) above are otherwise taxable to the Executive, such benefits shall, for purposes of Section 409A of the Code, be provided as separate in-kind payments of those benefits, and the provision of in-kind benefits during one calendar year shall not affect the in-kind benefits to be provided in any other calendar year.

(iii) In the case of any amounts payable to the Executive under this Agreement, or under any plan of the Company, that may be treated as payable in the form of “a series of installment payments,” as defined in Treas. Reg. §1.409A-2(b)(2)(iii), the Executive’s right to receive such payments shall be treated as a right to receive a series of separate payments for purposes of Treas. Reg. §1.409A-2(b)(2)(iii).

(iv) It is intended that this Agreement comply with or be exempt from the provisions of Section 409A of the Code and the Treasury Regulations and guidance of general applicability issued thereunder, and in furtherance of this intent, this Agreement shall be interpreted, operated, and administered in a manner consistent with such intent.

K. Counterparts. This Agreement may be executed in multiple counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The Parties intend to treat as an original any document signed in connection with the transactions contemplated by this Agreement, including any counterpart to this Agreement or any related document that is delivered by electronic transmission, including by facsimile, .PDF, photo static copy, or otherwise.

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IN WITNESS WHEREOF, the Company and the Executive have caused this Agreement to be executed on the date first set forth above, to be effective as of that date.

EXECUTIVE:

/s/ Ryan Deal
Ryan Deal

COMPANY:

FullPAC, Inc.

By:	/s/ Travis Trawick
Name:	Travis Trawick
Title:	Chief Executive Officer

Exhibit A

Confidentiality and Restrictive Covenant Agreement